UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
________________

Investors Capital Holdings, Ltd.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

46147M108
(CUSIP Number)

Mr. Timothy B. Murphy
President, Chief Executive Officer
And Director
Six Kimball Lane, Suite 150
Lynnfield, MA 01940
(800) 949-1422 (Ext. 4726)
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2013
(Date of Event which Requires Filing of this Statement)

________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 46147M108	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Timothy B. Murphy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC; PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 598,258(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 533,842(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 598,258(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON IN
(1) Assumes exercise by reporting person of immediately exercisable options to purchase 150,000 shares.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D originally filed by Timothy B. Murphy (the “Reporting Person”) on March 11, 2011, related to the common stock, par value $0.01 per share ( “ICH Common Stock”), of Investors Capital Holdings, Ltd., a Delaware Corporation (the “Issuer” or “Company”), relates to the execution of certain agreements in conjunction with the proposed acquisition of the Issuer by RCS Capital Corporation, a Delaware Corporation (“RCAP”). Each item below supplements the information disclosed under the corresponding item of the Schedule 13D. Information reported in the original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 1.

Item 4.   Purpose of Transaction.

Item 4 to the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

Merger Agreement

On October 27, 2013, Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with RCAP and Zoe Acquisition, LLC (“Merger Sub”), a newly formed wholly-owned subsidiary of RCAP. Pursuant to the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving entity and a wholly-owned subsidiary of RCAP.

The Merger Agreement provides that at the effective time of the Merger, each issued and outstanding share of ICH Common Stock will, at the holder’s election and subject to the limitation described below, be converted into the right to receive either cash or shares of Class A common stock of RCAP.  Holders of ICH Common Stock who elect to receive cash will receive $7.25 per share of ICH Common Stock.  Holders of ICH Common Stock who elect to receive shares of RCAP’s Class A common stock will receive a number of such shares equal to the quotient of $7.25 divided by the volume weighted average trading price of a share of RCAP’s Class A common stock for the five consecutive trading days immediately preceding the closing of the Merger.  Holders who fail to make an election will automatically receive shares of RCAP’s Class A common stock.  The Merger Agreement provides that the portion of the total cash consideration paid in the Merger may not exceed 60% of the total merger consideration, with a pro-rata adjustment if cash elections are made with respect to a number of shares of ICH Common Stock that would otherwise cause the cash consideration payable in the Merger to exceed such 60% threshold.

In connection with the Merger, all shares of restricted ICH Common Stock will become fully vested as of the effective time of the Merger and will entitle the holder thereof to the merger consideration in accordance with the terms and conditions of the Merger Agreement. All Company Options must be fully exercised at or prior to the Effective Time, including Mr. Murphy’s option to purchase 150,000 shares of ICH Common Stock.

The Company and RCAP have made customary representations and warranties in the Merger Agreement. The Merger Agreement also contains customary covenants and agreements, including covenants and agreements relating to the conduct of the Company’s business between the date of the signing of the Merger Agreement and the closing of the Merger.

Unless otherwise determined by RCAP prior to the Effective Time, the directors and officers or managers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Entity as of the Effective Time until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed (as the case may be) and qualified.

Voting Agreement

In connection with the execution of the Merger Agreement, Timothy Murphy, the Company’s President and Chief Executive Officer, entered into a voting agreement with RCAP (with respect to 448,258 shares of ICH Common Stock and options to purchase 150,000 shares of ICH Common Stock, representing approximately 6.3% of the Company’s outstanding common stock and, including the shares underlying options, 8.3% of the Company’s outstanding common stock on a fully diluted basis), pursuant to which Mr. Murphy, among other things, has agreed to vote his shares of ICH Common Stock in favor of the adoption of the Merger Agreement and against any alternative transaction (the “Voting Agreement”).

In addition, pursuant to the Voting Agreement, Mr. Murphy revoked any and all previous proxies and powers of attorney granted with respect to all Shares, and further agreed not to grant any subsequent proxy or power of attorney, except that required by a letter of transmittal or set forth in the Voting Agreement. An irrevocable proxy was or will be granted, appointing RCAP, any designee of RCAP and each officer of RCAP, with full power of substitution and resubstitution, as Mr. Murphy’s attorney-in-fact and proxy, for and in the Reporting Person’s name, to be counted as present, vote, express consent or dissent with respect to the Shares for the purposes set forth above.

Pursuant to the Voting Agreement, the Shares may not be sold, transferred, pledged, encumbered, assigned or otherwise disposed of.  Mr. Murphy is prohibited from (i) entering into any contract, option, or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on, the voting rights of the Shares; (ii) depositing any of the Shares into a voting trust; entering into a separate voting agreement with respect to the Shares; (iii) taking any action that would cause any representation or warrant made by Mr. Murphy in the Voting Agreement to become untrue or incorrect, or would reasonably be expected to prevent or disable the performance of obligations under the contract; or (iv) commit or agree to any of the foregoing actions.

The Voting Agreement will terminate upon the earliest of (i) the date on which the merger becomes effective, (ii) the valid termination of the Merger Agreement, (iii) an Adverse Recommendation Change, as defined in the Merger Agreement, and (iv) at the option of Mr. Murphy, upon an amendment or waiver of the Merger Agreement subsequent to the Voting Agreement that results in a decrease in consideration to be paid per share.

The foregoing descriptions of the Merger Agreement, Voting Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement Voting Agreement, which are filed as Exhibit 1 and Exhibit 2, respectively, and are incorporated by reference into this Amendment No. 1.

Except as set forth in this Schedule 13D, the Merger Agreement and the Voting Agreement, Mr. Murphy has no present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated herein by reference thereto.

(a)
The following disclosure assumes that there are 7,096,723 shares of ICH Common Stock issued and outstanding, which is the number of ICH Common Stock shares that the Company disclosed in the Merger Agreement were outstanding as of October 25, 2013.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Person may be deemed to beneficially own an aggregate of 598,258 shares of ICH Common Stock, which assumes the exercise by Mr. Murphy of immediately exercisable options to purchase 150,000 shares of ICH Common Stock.

The shares of ICH Common Stock beneficially owned by the Reporting Person, including the shares underlying options, represent 8.3% of the Company’s outstanding common stock on a fully diluted basis.

(b)
The Reporting Person has the authority to exercise sole voting rights with respect to 598,258 shares of ICH Common Stock and has sole dispositive power with respect to 533,842 shares of ICH Common Stock. Mr. Murphy does not share power with respect to the disposition of, or voting rights with respect to, any of his 598,258 beneficially owned shares of ICH Common Stock.

(c)
The Reporting Person purchased 100 shares of ICH Common Stock on September 3, 2013 at a price of $4.41 per share and 100 shares of ICH Common Stock on October 1, 2013 at a price of $5.36 per share. Each of the foregoing purchases was made pursuant to the Reporting Person’s Rule 10b5-1 Purchase Plan dated as of February 19, 2013, which is a written plan that provides for automatic monthly recurring purchases of 100 shares of ICH Common Stock by the Reporting Person at the then-prevailing market price on the first business day of each month beginning on March 1, 2013 in compliance with the requirements of Rule 10b5-1 of the Exchange Act. Except as set forth in this Item 5(c), the Reporting Person has not effected any transactions in ICH Common Stock in the 60 days immediately preceding the filing of this Amendment No. 1.

(d)
Mr. Murphy is the only person that is known to have the right to receive, or the power to direct the receipt of, any dividends from, or proceeds from the sale of the securities described in this Item 5.

(e)	The Reporting Person has not ceased to be the beneficial owner of more than five (5) percent of the issued and outstanding shares of ICH Common Stock.

Item 6.   Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Item 6 to the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

The response to Item 4 above is hereby incorporated by reference in its entirety into this Item 6.

Item 7.   Information to be filed as Exhibits.

Number	Description

1.
Agreement and Plan of Merger, dated as of October 27, 2013, among RCS Capital Corporation, Zoe Acquisition, LLC and Investors Capital Holdings, Ltd. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2013).

2.
Voting Agreement, dated as of October 27, 2013, between RCS Capital Corporation, Zoe Acquisition, LLC and Timothy Murphy (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2013).

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 2013

By:	/s/ Timothy B. Murphy
Name:	Timothy B. Murphy